UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1) *

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DLH Holdings Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

23335Q 100
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23335Q 100		13G/A	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS Jeffrey Hoffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (See Instructions) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 656,631
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 656,631
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,631
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%(1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on information contained in the current report on Form 10-K filed by the Issuer on December 12, 2018, that there are 11,899,494 shares of Common Stock outstanding as of September 30, 2018.
.

CUSIP NO. 23335Q 100		13G/A	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS Jeffrey A Hoffman or Ziva Hoffman, Trustees of the Jeffrey A Hoffman Revocable Trust dated July 21, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (See Instructions) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 656,631
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 656,631
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,631
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%(1)
12	TYPE OF REPORTING PERSON (See Instructions) TR

(1)	Based on information contained in the current report on Form 10-K filed by the Issuer on December 12, 2018, that there are 11,899,494 shares of Common Stock outstanding as of September 30, 2018.

Item 1(a).    Name of Issuer:

DLH Holdings Corp.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

3565 Piedmont Road, NE, Building 3, Suite 700, Atlanta, Georgia 30305

Item 2(a).    Name of Person Filing:

Jeffrey Hoffman and The Jeffrey A Hoffman Revocable Trust dated July 21, 2010 (the “Trust”).

Jeffrey Hoffman is the sole beneficial owner of all shares of Common Stock of the Issuer held by the Trust. The Trust is the transferee of all shares of Common Stock previously held by DI Holdings, Inc. (“Holdings”), of which Jeffrey Hoffman was sole beneficial owner. Jeffrey Hoffman and Holdings previously entered into a Joint Filing Agreement pursuant to which they agreed to file their Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Jeffrey Hoffman and the Trust as transferee of Holdings jointly file this Schedule 13G/A, Amendment No 1 to Schedule 13G.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of both Jeffrey Hoffman and the Trust is as follows:

11810 Grand Park Ave., Suite 500
North Bethesda, Maryland 20852

Item 2(c).    Citizenship:

Jeffrey Hoffman – USA
Trust - Maryland

Item 2(d).    Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2 (e).    CUSIP Number:

23335Q 100

Item 3.	If this Statement is filed pursuant to §§240.13d‑1(b), or 240.13d‑2(b) or
(c), check whether the person filing is a:

Not applicable.

Item 4.        Ownership

(a)	Amount beneficially owned:

The Trust is the record owner of 656,631 shares of Common Stock.

Jeffrey Hoffman, the sole grantor and a trustee of the Trust, may also be deemed to beneficially own the shares of Common Stock of which the Trust is record owner.

(b)	Percent of class:

See Item 11 of each cover page.

(c) Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)    Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)    Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)    Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: ___February 5, 2019

JEFFREY HOFFMAN

Name:    Jeffrey Hoffman

JEFFREY A HOFFMAN REVOCABLE TRUST
DATED JULY 21, 2010

By:
Name:    Jeffrey Hoffman
Title:    Trustee

Exhibit ____

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: __February 5, 2019

JEFFREY HOFFMAN

____
Name: Jeffrey Hoffman

JEFFREY A HOFFMAN REVOCABLE TRUST
DATED JULY 21, 2010

By:___________________________________
Name: Jeffrey Hoffman
Title: Trustee